Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262589

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED MAY 23, 2024

TO THE PROSPECTUS DATED APRIL 10, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 10, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on our company;

•	to provide an update on liquidity;

•	to provide an update on share repurchases and changes in market conditions;

•	to disclose an amendment to our share repurchase plan;

•	to disclose the waiver of a portion of the management fee; and

•	to provide an update on our portfolio and market outlook.

Company Update

Since inception, we have been focused on driving long-term value creation for our stockholders in the global real estate markets and delivering on our core objectives of providing stable, tax-efficient income, capital appreciation over time, and a potential hedge against inflation with limited correlation to the equity and fixed income markets.

Over that time, we have built what we believe to be an exceptional portfolio of high-quality, stabilized, income-producing real estate. We have delivered an annualized +8.0% net total return to stockholders since inception and maintain a current annualized distribution rate of 5.4% (Class I share). This income has been highly tax efficient with 100% of the last four year’s distributions characterized as return-of-capital. This means that the maximum effective federal tax rate on distributions has been 0% and the tax equivalent yield has been approximately 9% for U.S. based stockholders in the highest tax bracket.

We are proud of the portfolio we have built and our ability to deliver on our objectives through two challenging periods: COVID and the largest and most rapid interest rate hike in United States’ history.

Liquidity

We are committed to providing liquidity to our stockholders and believe this commitment is an essential attribute of this investment vehicle. Since inception, we have provided approximately $4.9 billion of total liquidity to our stockholders. To provide this liquidity, we have taken a balanced approach, including the select sale of real estate assets, selling securities, and utilizing cash-on-hand and the availability on our line of credit.

In total, we have sold approximately $2.8 billion of real estate including approximately $1.8 billion of multifamily, industrial, and real estate loans at a $335 million profit and generated a 14% IRR and 1.5x multiple on invested capital. These three asset types make up 85% of our gross asset value as of April 30, 2024. These sales occurred within 2% of the our gross asset values. The multifamily and industrial asset sales have generated a 17% IRR and 1.7x multiple on invested capital.

As of April 30, 2024, we maintained $752 million, or approximately 8% of April NAV, of immediate liquidity comprised of $446 million of cash, $275 million of an undrawn line of credit and $31 million of liquid securities. We recently extended our line of credit for three years of additional term.

SREIT-SUP3-0524

Redemptions and Change in Market Conditions

While redemption requests are down from their peak in January 2023, they have remained above our share repurchase plan’s monthly and quarterly limits for the past year and a half. To meet the continued level of redemptions, real estate property sales became increasingly necessary to execute our ongoing liquidity strategy.

Earlier this year, forecasts called for as many as six interest rate cuts in 2024. Most property owners who could wait to sell assets assumed property yields would be supported by these lower rate expectations later in the year. This was a worldwide phenomenon. In summary, it is safe to say the majority of sellers in Q4 2023 through Q2 2024 were forced or distressed sellers. If you could wait, you did. Commercial property transaction volumes plummeted by more than 70% in the U.S. and a similar amount overseas. Surprisingly to most, the U.S. economy has stayed stronger than anticipated. Today, only one or two rate cuts are forecasted, and year end short-term rate expectations have risen nearly 75 bps. As a result, we too chose to slow our property sales for “sunnier” skies.

Our current outlook, which includes the Fed’s lower interest rate forecast, improving capital markets visible today with declining lender spreads, and the 50-70% decline in new construction starts across residential and industrial, our major sectors, all point to what we believe will be a more advantageous environment for real estate in the future.

As a result, and as a fiduciary to our stockholders, we cannot recommend being an aggressive seller of real estate assets today given what we believe to be a near-bottom market with limited transaction volumes, and our belief that the real estate markets will improve. There is plenty of “dry powder” to purchase real estate, but much of it remains on the sidelines as bid ask spreads remain elevated, the sign of market not functioning properly.

Share Repurchase Plan Amendment

For the foregoing reasons, after very careful consideration and thoughtful debate, we have amended our share repurchase plan. As amended, beginning with repurchases during the month of May 2024, we will limit share repurchases to 0.33% of NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month). In addition, beginning on July 1, 2024, we will limit share repurchases to 1% of NAV per quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter). Using our NAV as of April 30, 2024, these new limits equate to approximately $33 million of available liquidity per month, $100 million per quarter or $400 million per year under our share repurchase plan.

Timing

While we will continuously evaluate the market, it is our expectation to provide share repurchases at this level for approximately six to twelve months in anticipation of a lower interest rate environment and improved real estate capital markets picture allowing us to make normalized asset sales as necessary. We will also examine other potential liquidity options.

Management Alignment and Fee Waiver

In connection with the share repurchase plan amendment, our Advisor has agreed, commencing with the month of May 2024, to waive 20% of its management fee, thereby reducing it from 1.25% of NAV to 1.0% of NAV, until our share repurchase plan has been reinstated to the monthly repurchase limit of 2% of NAV (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and quarterly repurchase limit of 5% of NAV (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter).

Our Advisor does not take this decision lightly and remains heavily invested alongside our stockholders. Our Advisor, its affiliates and employees currently hold approximately $509 million in shares of our common stock or more than 5% of our company. Further, our Advisor has taken all management fees and performance fees (when earned) in shares or Operating Partnership units since our inception.

Portfolio and Market Outlook

We believe that we are not only strong today but that we are well-positioned for the long-term.

Our portfolio continues to perform well despite the higher interest rate environment. As of April 30, 2024, our year-to-date total return was +1.7% for Class I shares. We remain 92% allocated to sectors that are performing well including rental housing, industrial, and floating-rate real estate loans. Due to our emphasis on affordable housing, our rental housing portfolio has maintained +5% year-over-year rent growth. Affordable housing rents cannot go down, and growth is set annually by the government based on a combination of inflation and local income growth. Affordable housing, because it is cheaper than market-rate apartments, tends to stay full, and both this year and next we expect this sector to perform positively. In the market-rate segment, occupancy remains robust and supported by the inability of renters to buy homes, but new supply has suppressed rental growth. Meanwhile, our industrial portfolio achieved +73% growth in re-leasing spreads in the first quarter while market rents grew +7%. Finally, our floating-rate loans are yielding approximately 13% in total.

Looking forward, significant declines in new supply across our major sectors should bolster future rent growth and, in some cities, perhaps materially. Higher rates mean less new supply for apartments, less home affordability, and when coupled with income growth, higher rent growth potential. In addition, HUD pushed a portion of its formulaic allowable rent increases for our affordable housing portfolio into future years, which should help us maintain rent growth. Furthermore, we recently implemented several value-add elements (not previously forecasted) to our portfolio including successfully renewing our real estate insurance policy at a greater than -5% reduction in year-over-year cost starting April 1st. In addition, a portion of our North Carolina market-rate apartments were converted to affordable housing, which generated a full real estate tax abatement. In our industrial portfolio, not only do our leases have contractual annual rent increases of +3% to +5%, we also believe that rents on our assets are approximately 20% below market, which should enable us to continue to increase rents as leases expire.

Our balance sheet also remains a source of strength with 99% of our secured loans fixed or hedged, a current 3.5% weighted average interest rate, 4.3 years of remaining duration, and only 7% of our debt maturing through 2025. This will help us better navigate the current environment until interest rates come down.